Exhibit 99.1

XUNLEI ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE SECOND QUARTER ENDED JUNE 30, 2018

Shenzhen, China, August 15, 2018 (GLOBE NEWSWIRE) – Xunlei Limited (“Xunlei” or the “Company”) (Nasdaq: XNET), a leading cloud-based acceleration technology company in China, today announced its unaudited financial results for the second quarter ended June 30, 2018.

Second Quarter 2018 Financial Highlights:

•	Total revenues were US$65.8 million, representing an increase of 70.7% from the same period of 2017, which was largely due to increases in revenue from cloud computing, live streaming and mobile advertising businesses.

•	Cloud computing and other internet value-added services (“Cloud computing and IVAS”) revenues were US$36.5 million, representing an increase of 186.9% from the same period of 2017.

•	Subscription revenues were US$21.1 million, representing an increase of 2.5% from the same period of 2017.

•	Online advertising revenues (consisting primarily of revenues from mobile advertising) were US$8.2 million, representing an increase of 57.2% from the same period of 2017.

•	Gross margin was 52.7% in the second quarter of 2018, compared with 37.0% in the same period of 2017.

•	Gross profit was US$34.7 million, compared with US$14.3 million in the second quarter of 2017, representing a year-on-year increase of 143.0%.

•	Net income was US$0.7 million, compared with a net loss of US$9.7 million in the second quarter of 2017.

Recent Developments:

Within Xunlei’s ecosystem,

•	ThunderChain Open Platform: The Company attracted a large number of participants from China and overseas to develop applications on ThunderChain Open Platform during Xunlei Blockchain Applications Global Challenge. On that occasion, the Company also launched the ThunderChain File System (TCFS) and three ThunderChain Request for Comment (TRC) Smart Contract Standards to support a broader development of consumer-side blockchain applications;

•	StellarCloud: Since the debut of the Company’s shared computing platform StellarCloud, Xunlei’s existing Content Delivery Network (CDN) services have been expanded to Infrastructure as a Service (IaaS), which led to the richer product selections and a steady growth of our enterprise level client base, including new clients such as Quanmin TV and Yidianzixun, among others;

•	OneThing Cloud: The Company achieved strong sales of blockchain-based personal cloud device OneThing Cloud during the Chinese mid-year shopping festival, and cooperated with JD.com to extend the sales into offline stores;

•	ThunderX: The Company unveiled a trial version of flagship download accelerator ThunderX, which was a desktop application based on Electron software framework to support a wide range of 4K high quality display solutions;

•	Award & Recognition: Xunlei’s blockchain business model was illustrated in the 2018 Chinese Blockchain Industry Whitepaper issued by the Information Center of the Ministry of the Information and Technology of P.R. China (“MIIT”); ThunderChain was recognized as an Outstanding Entrepreneurship and Innovation Project by Xinhua Net.

Mr. Lei Chen, Chief Executive Officer of Xunlei, stated: “We are very pleased to report that we exceeded the high end of our quarterly revenue guidance and significantly improved the bottom line on a year-over-year basis. During the quarter, we achieved a significant milestone for our ThunderChain and made it possible to explore practical blockchain applications that will empower the real economy.”

“At Xunlei, we are committed to empowering individuals through technological innovation. Our ThunderChain platform and shared cloud computing will help bridge today’s divides between the emerging technology and real economy. And we believe we are well positioned to become the first choice for Dapps, especially those that intend to reach a great number of users.” concluded Mr. Chen.

Second Quarter 2018 Financial Results

Total Revenues1

Total revenues were US$65.8 million, representing an increase of 70.7% on a year-over-year basis. The increase was mainly attributable to the growth of our cloud computing, live streaming and mobile advertising businesses.

Revenues from cloud computing and IVAS combined were US$36.5 million, representing an increase of 186.9% on a year-over-year basis. Cloud computing revenues grew by 183.5% on a year-over-year basis.

Revenues from subscriptions were US$21.1 million, representing an increase of 2.5% on a year-over-year basis. The average revenue per subscriber for the second quarter of 2018 was RMB37.0, compared with RMB 34.4 as of June 30, 2017. The number of subscribers was 3.69 million as of June 30, 2018, compared with 4.09 million as of June 30, 2017. The increase in average revenue per subscriber was mainly attributable to the increasing popularity of our premium subscription packages.

Revenues from online advertising were US$8.2 million, representing an increase of 57.2% on a year-over-year basis, mainly due to an increased demand for our mobile advertising business.

Cost of Revenues

Total cost of revenues was US$30.7 million, representing 46.7% of our total revenues.

Bandwidth costs were US$12.1 million, representing 18.4% of our total revenues, compared with US$18.8 million or 48.8% of the total revenues in the same period last year. The decrease was mainly attributable to an increase in the crowdsourced bandwidth capacity obtained through our cloud computing services.

The remaining cost of revenues mainly consisted of the manufacturing costs for our OneThing Cloud smart device and the revenue-sharing costs for our live streaming product.

Gross Profit and Gross Margin

Gross profit for the second quarter was US$34.7 million, representing a year-over-year increase of 143.0%. Gross margin was 52.7% in the second quarter of 2018, compared with 37.0% in the same period of 2017.

Research and Development Expenses

Research and development expenses for the second quarter of 2018 were US$19.2 million, representing 29.2% of our total revenues, compared with US$14.7 million or 38.1% of our total revenues in the same period of 2017. The decrease in the percentage of research and development expenses in our total revenues was mainly due to the increase in our total revenues and the measures we have taken to manage the expenses. During the second quarter of 2018, we continued to invest in blockchain research and development to strengthen our competitive position and expand our product and service offerings.

1Due to the strategic shift of our operations, we entered into agreement to sell our web game business in December 2017. According to applicable accounting standards, assets and liabilities related to web game business, including comparatives, are reclassified as assets/liabilities held for sale, while the result related to web game business, including comparatives, are reported as discontinued operations. Figures presented in this earning release are related to continuing operations only and exclude results from web game business unless indicated otherwise. We believe the disposal can allow us to better manage our internal resources, including internal traffic referral and corporate allocation, and focus on the Company’s current strategy. The disposal was completed in January, 2018.

Sales and Marketing Expenses

Sales and marketing expenses for the second quarter of 2018 were US$9.5 million, representing 14.5% of our total revenues, compared with US$4.4 million or 11.4% of our total revenues in the same period of 2017. The increase was mainly because we generated higher revenues from and conducted marketing and promotion activities for our OneThing Cloud device, which was launched in the third quarter of last year.

General and Administrative Expenses

General and administrative expenses for the second quarter were US$9.7 million, representing 14.8% of our total revenues, compared with US$8.2 million or 21.4% of our total revenues in the same period of 2017. The increase was mainly because we paid higher benefits to our employees and professional and consultancy fees to support and expand our business.

Operating Income/(Loss)

Operating loss was US$3.7 million, compared with operating loss of US$13.0 million in the same period of 2017. The decrease in operating loss was mainly attributed to revenue growth in our cloud computing, live streaming and mobile advertising businesses and overall improvement of our gross margin.

Net Income/(Loss) and Earning/(Loss) Per Share

Net income from continuing operations was US$0.7 million in the second quarter of 2018, compared with a net loss of US$11.2 million in the same period of 2017. Non-GAAP net income from continuing operations was US$2.0 million in the second quarter of 2018, compared with a net loss of US$9.0 million in the same quarter of 2017.

Diluted earnings per ADS from continuing operations in the second quarter of 2018 was US$0.01, compared with a loss of US$0.17 in the same period last year.

Cash Balance and Short-Term Investments

As of June 30, 2018, the Company had cash, cash equivalents and short-term investments of US$345.0 million, compared with US$355.6 million as of March 31, 2018. The decrease was primarily due to an increase in accounts receivable as a result of a larger amount of OneThing Cloud device sold in a mid-year shopping festival in China in the second half of June 2018.

Guidance for Third Quarter 2018

For the third quarter of 2018, Xunlei estimates total revenues to be between US$54 million and US$60 million, and the midpoint of the range represents a year-over-year increase of approximately 27.2%. This estimate represents management’s preliminary view as of the date of this release, which is subject to change and any change could be material.

Conference Call Details

Xunlei's management will host a conference call at 8:00 a.m. U.S. Eastern Time on August 15, 2018 (8:00 p.m. Beijing/Hong Kong Time), to discuss its quarterly results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

China:	400-120-0654
Hong Kong:	852-3018-6776
United States:	1-855-500-8701
International:	65 6713-5440
Passcode:	2999714

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.xunlei.com.

Following the earnings conference call, an archive of the call will be available by dialing:

China:	400-602-2065
Hong Kong:	800-963-117
United States:	1-855-452-5696
International:	61-2-9003-4211
Replay Passcode:	2999714
Replay End Date:	August 23, 2018

About Xunlei

Xunlei Limited ("Xunlei") is a leading cloud-based acceleration technology company in China. Xunlei operates a powerful internet platform in China based on cloud computing to provide users with quick and easy access to digital media content through its core products and services, Xunlei Accelerator and the cloud acceleration subscription services. Xunlei is increasingly extending into mobile devices in part through potentially pre-installed acceleration products in mobile phones. Benefitting from the large user base accumulated by Xunlei Accelerator, Xunlei has further developed various value-added services to meet a fuller spectrum of its users' digital media content access and consumption needs.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the management's quotations, the "Outlook" and "Guidance" sections in this press release, as well as the Company's strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company's ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company's ability to keep up with technological developments and users' changing demands in the internet industry; the Company's ability to convert its users into subscribers of its premium services; the Company's ability to deal with existing and potential copyright infringement claims and other related claims; the Company’s ability to react to the governmental actions for its scrutiny of internet content in China and the Company's ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Non-GAAP Financial Measures

To supplement Xunlei's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Xunlei uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating income/(loss), (2) non-GAAP net income/(loss) from continuing operations, (3) non-GAAP basic and diluted earnings per share for common shares attributable to continuing operations, and (4) non-GAAP basic and diluted earnings per ADS attributable to continuing operations. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Xunlei believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding the Company’s operating performance by excluding share-based compensation expenses, which is not expected to result in future cash payments. These non-GAAP financial measures also facilitate management's internal comparisons to Xunlei's historical performance and assist the Company’s financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in Xunlei’s results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying reconciliation tables at the end of this release include details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented

XUNLEI LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	June 30,	December 31,
	2018	2017
	US$	US$
Assets

Current assets:
Cash and cash equivalents	166,304	233,479
Short-term investments	178,673	138,915
Accounts receivable, net	42,850	40,632
Inventories	6,104	3,879
Due from related parties	4,094	6,986
Prepayments and other current assets	8,611	6,866
Held-for-sale assets	-	26
Total current assets	406,636	430,783

Non-current assets:
Long-term investments	41,560	42,741
Deferred tax assets	5,353	6,072
Property and equipment, net	22,317	24,685
Intangible assets, net	11,078	5,511
Goodwill	21,489	21,760
Other long-term prepayments and receivables	654	1,885
Total assets	509,087	533,437

Liabilities
Current liabilities:
Accounts payable	32,790	49,819
Due to a related party	3	10
Deferred revenue and income, current portion	27,589	28,046
Income tax payable	2,595	3,128
Accrued liabilities and other payables	43,617	59,871
Held-for-sale liabilities	-	822
Total current liabilities	106,594	141,696

Non-current liabilities:
Deferred revenue and income	2,410	3,242
Due to related parties, non-current portion	4,837	4,737
Deferred tax liabilities	1,503	-
Other long-term payable	944	925
Total liabilities	116,288	150,600

Equity
Common shares (US$0.00025 par value, 1,000,000,000 shares authorized, 368,877,209 shares issued and 333,643,560 shares outstanding as at December 31, 2017; 368,877,209 issued and 335,351,945 shares outstanding as at June 30, 2018)	84	83
Additional paid-in-capital	463,825	461,330
Accumulated other comprehensive loss	(9,242)	(7,031)
Statutory reserves	5,132	5,132
Treasury shares (35,233,649 shares and 33,525,264 shares as at December 31, 2017 and June 30, 2018, respectively)	8	9
Accumulated deficits	(65,799)	(74,526)
Total Xunlei Limited's shareholders' equity	394,008	384,997
Non-controlling interests	(1,209)	(2,160)
Total liabilities and shareholders' equity	509,087	533,437

XUNLEI LIMITED

Unaudited Condensed Consolidated Statements of Income

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Jun 30,	Mar 31,	Jun 30,
	2018	2018	2017
	US$	US$	US$
Revenues, net of rebates and discounts	65,776	78,768	38,530
Business taxes and surcharges	(385)	(564)	(231)
Net revenues	65,391	78,204	38,299
Cost of revenues	(30,705)	(40,541)	(24,025)
Gross profit	34,686	37,663	14,274

Operating expenses
Research and development expenses	(19,198)	(16,451)	(14,662)
Sales and marketing expenses	(9,515)	(6,781)	(4,382)
General and administrative expenses	(9,707)	(7,009)	(8,241)
Total operating expenses	(38,420)	(30,241)	(27,285)

Operating income/(loss)	(3,734)	7,422	(13,011)
Interest income	327	553	485
Interest expense	(60)	(60)	(60)
Other income/(loss), net	3,818	(261)	1,648
Share of loss from equity investee	(44)	(14)	(140)
Income/(loss) from continuing operations before income taxes	307	7,640	(11,078)
Income tax (expenses)/benefits	392	(910)	(88)
Net income/(loss) from continuing operations	699	6,730	(11,166)

Discontinued operations
Income from discontinued operations before income taxes	-	139	1,754
Gain on disposal	-	1,394	-
Income tax expense	-	(230)	(263)
Net income from discontinued operations	-	1,303	1,491

Net income/(loss)	699	8,033	(9,675)
Less: net profit/(loss) attributable to non-controlling interest	3	2	7
Net income/(loss) attributable to common shareholders	696	8,031	(9,682)

	Three months ended
	Jun 30,	Mar 31,	Jun 30,
	2018	2018	2017
	US$	US$	US$
Earnings/(loss) per share for common shares, basic
Continuing operations	0.0021	0.0202	(0.0337)
Discontinued operations	-	0.0039	0.0045
Total earnings/(loss) per share for common shares, basic	0.0021	0.0241	(0.0292)

Earnings/(loss) per share for common shares, diluted
Continuing operations	0.0021	0.0198	(0.0337)
Discontinued operations	-	0.0038	0.0045
Total earnings/(loss) per share for common shares, diluted	0.0021	0.0236	(0.0292)

Earnings/(loss) per ADS, basic
Continuing operations	0.0105	0.1010	(0.1685)
Discontinued operations	-	0.0195	0.0225
Total earnings/(loss) per ADS, basic	0.0105	0.1205	(0.1460)

Earnings/(loss) per ADS, diluted
Continuing operations	0.0105	0.0990	(0.1685)
Discontinued operations	-	0.0192	0.0225
Total earnings/(loss) per ADS, diluted	0.0105	0.1182	(0.1460)

Weighted average number of common shares used in calculating continuing operations:
Basic	334,454,484	333,660,495	331,069,120
Diluted	338,706,744	340,311,476	331,069,120

Weighted average number of ADSs used in calculating continuing operations :
Basic	66,890,897	66,732,099	66,213,824
Diluted	67,741,349	68,062,295	66,213,824

XUNLEI LIMITED

Reconciliation of GAAP and Non-GAAP Results (Excluding discontinued operations)

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Jun 30,	Mar 31,	Jun 30,
	2018	2018	2017
	US$	US$	US$

GAAP operating income/(loss)	(3,734)	7,422	(13,011)
Share-based compensation expenses	1,281	1,215	2,169
Non-GAAP operating income/(loss)	(2,453)	8,637	(10,842)

GAAP net income/(loss) from continuing operations	699	6,730	(11,166)
Share-based compensation expenses	1,281	1,215	2,169
Non-GAAP net income/(loss) from continuing operations	1,980	7,945	(8,997)

GAAP earnings/(loss) per share for common shares attributable to continuing operations:
Basic	0.0021	0.0202	(0.0337)
Diluted	0.0021	0.0198	(0.0337)

GAAP earnings/(loss) per ADS attributable to continuing operations:
Basic	0.0105	0.1010	(0.1685)
Diluted	0.0105	0.0990	(0.1685)

Non-GAAP earnings/(loss) per share for common shares attributable to continuing operations:
Basic	0.0059	0.0238	(0.0272)
Diluted	0.0058	0.0233	(0.0272)

Non-GAAP earnings/(loss) per ADS attributable to continuing operations:
Basic	0.0295	0.1190	(0.1360)
Diluted	0.0290	0.1165	(0.1360)

Weighted average number of common shares used in calculating:
Basic	334,454,484	333,660,495	331,069,120
Diluted	338,706,744	340,311,476	331,069,120

Weighted average number of ADSs used in calculating:
Basic	66,890,897	66,732,099	66,213,824
Diluted	67,741,349	68,062,295	66,213,824

CONTACT:

Investor Relations

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 86338443

Website: http://ir.xunlei.com